June 1, 2005

Via EDGAR and Express Mail

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 5-10
450 Fifth Street, NW
Washington, D.C. 20549

Updated Response to Comment Letter dated April 5, 2005
Union Carbide Corporation
Form 10-K for the year ended December 31, 2004
File No. 1-1463

Dear Mr. Decker:

Union Carbide Corporation (the "Corporation") previously acknowledged receipt of the Staff's comment letter dated April 5, 2005, concerning the Corporation's Form 10-K for the year ended December 31, 2004 (File No. 1-1463), in its response letter filed April 14, 2005. In response to further verbal comments by the Staff, we have updated our responses to Comment Nos. 4 and 9 in this letter, which also includes previous responses to all other comments.

Please note that the Corporation is a wholly owned subsidiary of The Dow Chemical Company ("Dow"), which is itself a fully compliant reporting company under the Securities Exchange Act of 1934. In addition, the Corporation otherwise meets all of the conditions specified in paragraph (1) of General Instruction I of Form 10-K and was therefore entitled to file its Form 10-K for the year ended December 31, 2004 with a reduced disclosure format.

The following is a list of defined terms that are used throughout this letter, followed by a restatement of the Staff's comments and the Corporation's response with respect to each of those comments:

Defined Terms

"2004 Form 10-K" means the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The "Corporation" and "UCC" mean Union Carbide Corporation, a New York corporation, and, depending on the context in which each such term is used, its consolidated subsidiaries.

"Dow" means The Dow Chemical Company, a Delaware corporation, and, depending on the context in which such term is used, its consolidated subsidiaries.

"Future Filings" means the SEC filings made by the Corporation after resolution of the Staff's comments included herein, based on the context in which the phrase is used.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

1. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible. Please quantify each business reason where practical. Refer to Item 303(a) (3) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment No. 1

As stated in Note A to the Consolidated Financial Statements, the Corporation's business activities comprise components of Dow's global operations rather than stand-alone operations and detailed business information is not maintained for the Corporation's stand-alone operations. In Future Filings, we will also include similar language in Management's Discussion and Analysis Financial Condition and Results of Operations, and where practical and possible, we will quantify the incremental impact of each significant business reason discussed in Results of Operations.

Critical Accounting Policies - Pension and Other Postretirement Benefits, page 11

2. In future filings address for readers the difference between the $196 million net losses that remain to be recognized in calculation of the market-value of assets and the $616 million unrecognized net loss as reflected in Note L.

Response to Comment No. 2

In Future Filings, we will include language similar to the following in the Corporation's critical accounting policy for pension and other postretirement benefits:

...These net losses are a component of the unrecognized net loss of $616 million shown under "Funded status and net amounts recognized" in the table entitled "Change in Projected Benefit Obligations, Plan Assets and Funded Status of all Significant Plans" included in Note L. The $420 million of remaining unrecognized net loss represents changes in plan experience and actuarial assumptions.

Financial Statements

Statement of Cash Flows, page 23

3. In future filings, please separately present the material components of the changes in other assets and liabilities.

Response to Comment No. 3

In Future Filings, when other assets and liabilities on the Statement of Cash Flows is significant, we will separately present the material components of the changes in this line.

Revenue Recognition, page 27

4. You indicate that revenue from product sales to related companies is recognized as risk and title to the product transfer to the related company, which usually occurs at the time production is complete. Please tell us supplementally and revise your policy in future filings to clarify how you determined that delivery has occurred as required by SAB Topic 13.A.1.

Response to Comment No. 4

In addition to UCC's Response to Comment No. 4 contained in its letter dated April 14, 2005, in Future Filings we will revise the Corporation's revenue recognition policy to include clarifying language, similar to the following (marked to show new text):

Revenue

Substantially all of the Corporation's revenues are from transactions with Dow. Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Approximately 96 percent of the Corporation's sales are related to sales of product, while 4 percent is related to the licensing of patents and technology.

Revenue for product sales is recognized as risk and title to the product transfer to the customer, which for trade sales, usually occurs at the time shipment is made. Substantially all of the Corporation's trade sales are sold FOB ("free on board") shipping point or, with respect to countries other than the United States, an equivalent basis. Title to the product for trade sales passes when the product is delivered to the freight carrier. UCC's standard terms of delivery are included in its contracts of sale, order confirmation documents, and invoices. Freight costs and any directly related associated costs of transporting finished product are recorded as "Cost of sales."

Revenue for product sales to related companies is recognized as risk and title to the product transfer to the related company, which ~~usually~~ occurs either at the time production is complete or F.O.B Supplier's (UCC's) manufacturing facility, in accordance with the sales agreement between the Corporation and Dow. Revenue related to the initial licensing of patents and technology is recognized when earned; revenue related to running royalties is recognized according to licensee production levels.

Note F - Significant Non-consolidated Affiliates, page 30

  We note that you are amortizing the negative basis difference between the Company's investment in EQUATE and its proportionate share of the underlying net assets over "the useful life of the assets". Tell us the authoritative literature you relied on for this accounting. As discussed in Note 16 to EQUATE's December 31, 2004 audited financial statements, tell us how the 1999 conversion of the subordinated debt you received in exchange for your contributed technology to EQUATE equity impacted your accounting for the negative basis difference.

Response to Comment No. 5

In 1999, EQUATE Petrochemical Company K.S.C. ("EQUATE") sought a bank credit agreement to provide liquidity during a time of low oil prices and facility start-up. In connection with the credit agreement, UCC and the other EQUATE partners agreed to capitalize certain of their subordinated loans to EQUATE.

Although the 1999 conversion of the subordinated loans did not result in the acquisition of an additional interest in EQUATE, the transaction did result in a change in the joint venture's capital structure. Accordingly, UCC followed Paragraph 19.b. of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which states:

A difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.

The credit excess was allocated as a reduction to the value of long-term assets and is reflected in UCC's share of EQUATE's income or loss over the amortization period of the long-term assets. As EQUATE is a chemical processing company, the amortization of the credit excess reduces the amount of depreciation expense of fixed assets over the average remaining life of such assets.

Note J - Commitments and Contingent Liabilities, page 33

6. You indicate in the fourth bullet of your assumptions that "The average resolution value for pending and future claims will be equivalent to those experienced during 2003 and 2004 (excluding settlements from closed claims filed in Madison County, Illinois with respect to future claims, as those claims are not considered relevant for predicting the cost of resolving future claims.)" Tell us supplementally and revise future filings to address why the Madison County, Illinois claims are not deemed to be relevant.

Response to Comment No. 6

Historically, the resolution of claims in Madison County, Illinois had a significant impact on the Corporation's reserve analysis. However, during 2004, important changes occurred in the judiciary in Madison County, the way that Madison County managed its asbestos docket, and the judicial environment in Madison County.

These important changes include, but are not limited to: (a) the replacement of the chief judge of the Madison County asbestos docket, (b) enforcement by the new chief judge with respect to forum non conveniens law resulting in dismissal of cases not related to Madison County that, under the practices of his predecessor, would previously have been scheduled for trial in Madison County, (c) the revision of the case management order for the asbestos docket in Madison County which (among other things) will limit the number of cases that can be set for trial during the year, (d) implementation of a deferred asbestos docket in Madison County for non-impaired claimants, (e) key changes in composition of the related Illinois appellate court and Illinois Supreme Court resulting from the November 2004 elections, (f) changes in key personnel of the dominant plaintiffs' firm in Madison County, together with public statements that it has changed its business model, (g) dramatic reduction in Madison County settlement values during the second half of 2004, and (h) intense media scrutiny of the practices of the Madison County court system.

The aggregate effect of these changes led the Corporation, after consultation with outside counsel, to conclude that the historical experience in Madison County was no longer relevant in predicting the cost of resolving future asbestos claims.

In Future Filings, the noted parenthetical statement will now read, "(excluding settlements from closed claims filed in Madison County, Illinois with respect to future claims, as changes in the judicial environment in Madison County caused the historical experience of claims in that jurisdiction to not be predictive of results for future claims)."

7. You indicate that your recorded receivable for insurance recoveries from all insurance carriers is collectible. However, your belief that a receivable is collectible, does not in itself make recognizing the potential claim for recovery probable pursuant to paragraph 140 of SOP 96-1. You also indicate that you have filed a comprehensive insurance coverage case seeking to confirm your rights to insurance for various asbestos claims. Please be advised that if a claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. Based on your insurance coverage case, please tell us how you have determined that the gain contingencies (i.e., insurance recoveries) from insurers that are not signatories to the Wellington Agreement ("Agreement") are considered probable under SFAS 5 and if appropriate revise future filings to clarify that the receivables are probable.

Response to Comment No. 7

The Corporation evaluated the rebuttable presumption issue noted in Question 7 in its consideration of the accounting for asbestos-related insurance receivables, and the disclosure was prepared to be responsive to that issue. The comprehensive insurance coverage case was filed to facilitate an orderly resolution and collection of the Corporation's insurance policies with numerous insurance carriers and to resolve any issues that the insurance carriers may raise. Litigation such as this is a common vehicle to provide for consistency and timeliness of insurance recovery.

As indicated in the disclosure, "Union Carbide continues to believe that its recorded receivable for its insurance policies is collectible...with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and condition of its insurance policies."

The Corporation has consulted with and received advice from outside counsel and outside experts and has concluded that recovery of the recorded receivable for insurance recoveries is probable, after consideration of all of the issues noted in the existing disclosure. The Corporation has already considered those insurance policies that do not meet the probability threshold of FAS 5 in its valuation of the insurance receivable. Therefore, we believe no change to the disclosure is necessary.

8. Please tell us supplementally and revise future filings to discuss the status of the insurance coverage case. In addition, please tell us and revise future filings to clarify why you are seeking to confirm your rights to insurance for various asbestos claims. Also, indicate whether there have been any issues regarding claims to insurers that are not signatories to the Agreement.

Response to Comment No. 8

At present and at the time the 2004 Form 10-K was filed, the status of the case was as set forth in Note J. The disclosure is reviewed quarterly and will continue to appropriately describe the current status of the litigation in the Corporation's filings. The comprehensive insurance coverage case was filed against non-signatory insurers simply to facilitate an orderly resolution and collection of the Corporation's insurance policies with numerous insurance carriers and to resolve any issues that may be raised by the insurance carriers. Such issues could include, for example, resolving the manner in which various asbestos claims should be allocated among numerous policies issued by various insurance carriers. Litigation such as this is a common vehicle to provide for consistency and timeliness of insurance recovery.

In Future Filings, the following clause will be added to the end of the first sentence of the paragraph: "and to facilitate an orderly and timely collection of insurance proceeds."

9. Please provide for us supplementally and revise future filings to disclose the amount of the insurance receivable at each balance sheet date that is related to insurers that are included in the Agreement and insurers that are not included in the Agreement. Also provide and disclose a rollforward of the insurance receivable balance from December 31, 2002 that shows how much costs have been submitted to the insurance carriers in each period presented and the amount of the receivable has been collected from insurers that are included in the Agreement and not included in the Agreement. Indicate any trends that may exist with regards to collections of claims to insurers not included in the Agreement versus claims to insurers that are included in the Agreement.

Response to Comment No. 9

UCC's Response to Comment No. 9 contained in its letter dated April 14, 2005, is hereby replaced in its entirety by the following:

In discussions with the SEC last year, we agreed to provide disclosure of the asbestos-related insurance receivables due from insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage, which we have done by including the following disclosure:

The Corporation's receivable for insurance recoveries related to its asbestos liability was $712 million at December 31, 2004 and $1.0 billion at December 31, 2003. At December 31, 2004, $464 million of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

As discussed recently by telephone, the insurance receivables related to amounts actually submitted for the recovery of defense and resolution costs are due solely from insurance companies that are signatories to the Wellington Agreement and/or have agreements in place regarding their asbestos-related insurance coverage. At March 31, 2005, these receivables totaled $500 million. At December 31, 2004, that amount was $491 million. Separately, and as disclosed in our filings, at March 31, 2005, the insurance receivables related to the Corporation's asbestos liability totaled $636 million ($712 million at December 31, 2004), of which $463 million ($464 million at December 31, 2004) was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

As also discussed, the Wellington Agreement and other agreements with insurers are designed to facilitate an orderly resolution and collection of the Corporation's insurance policies and to resolve any issues that the insurance carriers may raise. The Wellington Agreement and the majority of other agreements are not cash-out agreements. The purpose of the comprehensive insurance coverage case addressed in the Response to Comment No. 7 is the same. In all situations - whether the amounts relate to existing agreements, including the Wellington Agreement, or on-going litigation - the amounts recorded are probable of recovery.

In Future Filings, we will revise the disclosure to include the amount of the insurance receivable that is related to non-signatory insurers at each balance sheet date and a statement describing the purpose of the Wellington Agreement, other agreements with insurers, and the comprehensive insurance coverage case, with language similar to the following (excerpts from the 2004 Form 10-K, marked to show new text):

The insurance receivable related to the asbestos liability was determined after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which the Corporation and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. The Wellington Agreement and other agreements with insurers are designed to facilitate an orderly resolution and collection of the Corporation's insurance policies and to resolve any issues that the insurance carriers may raise.

The Corporation's receivable for insurance recoveries related to its asbestos liability was $712 million at December 31, 2004 and $1.0 billion at December 31, 2003. At December 31, 2004, $464 million ($523 million at December 31, 2003) of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

In September 2003, the Corporation filed a comprehensive insurance coverage case in the Circuit Court for Kanawha County in Charleston, West Virginia, seeking to confirm its rights to insurance for various asbestos claims (the "West Virginia action"). Although the Corporation already has settlements in place concerning coverage for asbestos claims with many of its insurers, including those covered by the 1985 Wellington Agreement, this lawsuit was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with the Corporation regarding their asbestos-related insurance coverage, in order to facilitate an orderly resolution and collection of such insurance policies and to resolve any issues that the insurance carriers may raise. The Corporation continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is ~~collectible~~probable of collection. The Corporation reached this conclusion after a further review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies. In early 2004, several of the defendant insurers in the West Virginia action filed a competing action in the Supreme Court of the State of New York, County of New York. As a result of motion practice, the West Virginia action was dismissed in August 2004 on the basis of forum non conveniens (i.e., West Virginia is an inconvenient location for the parties). The comprehensive insurance coverage litigation is now proceeding in the New York courts.

Otherwise, because there have been no changes in the facts or circumstances related to the Corporation's insurance receivables, we believe it is not necessary to provide any additional information.

Item 9A. Controls and Procedures, page 46
  We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "...were effective in timely alerting them to the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in our periodic SEC filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment No. 10

In Future Filings, we will revise the discussion on Controls and Procedures to state that disclosure controls and procedures are effective or ineffective, as the case may be.

Based on discussions with the Staff, we understand that the foregoing responses satisfactorily address the Staff's comments and we await receipt of the Staff's letter confirming the conclusion of this review.

If you have additional questions, please feel free to contact me at the numbers below; Duncan Stuart, General Counsel of Union Carbide Corporation (telephone (989) 636-5750, facsimile (989) 636-0861); or Frank H. Brod, Vice President and Controller of The Dow Chemical Company, Authorized Representative of Union Carbide Corporation (telephone (989) 636-1541, facsimile (989) 638-9723).

Sincerely,

/s/ EDWARD W. RICH
Edward W. Rich
Vice President, Treasurer and
Chief Financial Officer
Telephone: (989) 638-1700
Facsimile: (989) 636-1254

cc: Mr. Ernest Greene, Staff Accountant
     Ms. Jeanne Baker, Assistant Chief Accountant